Exhibit 21.1

LIST OF SUBSIDIARIES

The following are subsidiaries of LDR Holding Corporation and the jurisdictions in which they are organized.

Entity Name	Jurisdiction of Organization
LDR Spine USA, Inc.	Delaware
LDR Médical S.A.S.	France
LDR Brasil Comercio, Importacao e Exportacao Ltda.	Brazil